EXHIBIT H


                       FORM OF NOTICE OF PROPOSED TRANSACTIONS


          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-    ; 70-    )

          Filings under the Public Utility Holding Company Act of 1935
          ("Act").

          Ameren Corporation ("Ameren")

          October   , 1998
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               Notice is hereby given that the following filing(s) has/have been made with the Securities and Exchange Commission (the "Commission") pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

               Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their
          views in writing by              , 1998 to the Secretary,
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          Securities and Exchange Commission, Washington, D.C. 20549, and
          serve a copy on the relevant applicant(s) and/or declarant(s) at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

               Ameren, 1901 Choteau Avenue, St. Louis, Missouri, 63103, a registered holding company under the Act, has filed a declaration under sections 6(a), 7, 9(a), 10, and 12(c) of the Act and rules 42 and 54 thereunder.

               Ameren seeks authorization to implement a shareholder rights plan ("Plan") and to enter into a related Rights Agreement ("Agreement") with an agent to be named therein. To implement the Plan, the Board of Directors (the "Board") of Ameren would declare a dividend distribution of one right ("Right") for each outstanding share of common stock, $.01 par value ("Common Stock"), of Ameren to shareholders of record at the close of business on a specified record date. Each Right would entitle the holder to purchase from Ameren one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value


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          (the "Preferred Stock"), at a price per one one-hundredth share to be determined by the Board, subject to adjustment ("Purchase Price"). Initially the Rights will be evidenced by the certificates for shares of Common Stock to which they relate and will be transferable only with the Common Stock. Until a Right is exercised or exchanged, as described below, the holder, as such, will have no rights as a shareholder of Ameren.

               Upon the earlier to occur of (i) the tenth day following the date of a public announcement that any individual, firm, corporation or other entity, including any successor of such entity (each, a "Person"), or group of affiliated or associated Persons (not including the company, any subsidiary of the company, an employee benefit plan of the company or of a subsidiary of the company or other entity holding Common Stock for or pursuant to the terms of such plan) (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of Common Stock aggregating 15% or more of the then outstanding shares of Common Stock, or (ii) the tenth day after commencement, or announcement of an intention to commence, a tender offer or exchange offer, the consummation of which would result in such Person acquiring, or obtaining the right to acquire or vote, beneficial ownership of Common Stock aggregating 15% or more of the then outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date.

               The Rights will become exercisable after the Distribution Date on the following terms: (1) In the event that a Person becomes an Acquiring Person, each holder of a Right (other than an Acquiring Person) will have the right to buy, upon exercise, that number of shares of Common Stock (or, in certain circumstances, Preferred Stock) having a market value equal to two times the exercise price of the Right. Rights that are beneficially owned by an Acquiring Person will be null and void;
          (2) If, after a Person becomes an Acquiring Person, (i) Ameren shall consolidate with, or merge with and into, any other Person,
          (ii) any Person shall consolidate with, or merge with and into Ameren, or (iii) Ameren shall sell or otherwise transfer 50% or more of its assets or earning power, each holder of a Right (except Rights which previously have been voided) will have the right to receive, upon exercise, that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

               The Purchase Price, the number of shares of Preferred Stock covered by each Right and the number of Rights outstanding are subject to adjustment to prevent dilution in certain situations involving stock dividends, splits, combinations or reclassification; grants of warrants to subscribe for or purchase the Preferred Stock or convertible securities at less than market price; or distribution to holders of the Preferred Stock of evidences of indebtedness or assets or of subscription rights or warrants. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require at least a 1% or more change in the Purchase Price.

               The Board may redeem the Rights in whole, but not in part, at any time prior to a Person becoming an Acquiring Person, at a price of $.01 per Right, subject to adjustment. In addition, at


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          any time after a Person becomes an Acquiring Person and before the acquisition by such Person of more than 50% of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by an Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-hundredth of a share of Preferred Stock) per Right, subject to adjustment.

               The Agreement may be amended or supplemented by the Board without the consent of the holders of Rights in order to correct or supplement any provision which may be defective or inconsistent with any other provisions or to make any other provisions with respect to the Rights which Ameren may deem necessary and desirable. However, after the date that any Person becomes an Acquiring Person, the Agreement shall not be amended in any manner which would adversely affect the interests of the holders of the Rights. Without limiting the foregoing, Ameren may at any time prior to a Person becoming an Acquiring Person amend the Agreement to lower the 15% thresholds for triggering a "Distribution Date" to not less than the greater of (i) the sum of .001% plus the largest percentage of the outstanding Common Stock then known by Ameren to be beneficially owned by any Person (other than the company, any subsidiary of the company, an employee benefit plan of the company or of a subsidiary of the company or other entity holding Common Stock for or pursuant to the terms of such plan) or (ii) 10%.

                         *                   *                   *

               For the Commission, by the Division of Investment
          Management, pursuant to delegated authority.


                                                       Jonathan G. Katz
                                                       Secretary


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